# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9170 E. BAHIA DRIVE, SUITE 101, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001763409

## Reporting persons
- Cynosure Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Utah (UT); sole voting power 0; shared voting power 8,188,604; sole dispositive power 0; shared dispositive power 8,188,604; aggregate amount beneficially owned 8,188,604 (32.3% of the class)
  Comment: The number in Rows (6), (8) and (9) consists of (a) 316,012 shares of Class A Common Stock held by Cynosure Partners III Offshore, LP and (b) 7,875,592 shares of Class A Common Stock issuable upon the conversion of an equal number of limited liability company units ("LLC Units") of Black Rock Coffee Holdings, LLC, a Delaware limited liability company and subsidiary of the Issuer, on a one-for-one basis, and forfeiture of a corresponding number of shares of Class B Common Stock, comprised of (i) 3,514,041 shares of Class B Common Stock held by Cynosure Partners 2020, LP, (ii) 260,660 shares of Class B Common Stock held by Cynosure Partners 2020 PV, LP, (iii) 660,106 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members), (iv) 1,247,093 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members), and (v) 2,190,692 shares of Class B Common Stock held by Cynosure Partners III, LP. The Cynosure Group, LLC, is the manager for, and has sole voting and investment power with respect to, the shares of Class A and Class B Common Stock held by the Reporting Persons.
  
  The percentage in Row (11) is calculated assuming 17,478,452 shares of Class A common stock outstanding plus 7,875,592 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by the Reporting Persons.
- Cynosure Partners 2020, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,514,041; sole dispositive power 0; shared dispositive power 3,514,041; aggregate amount beneficially owned 3,514,041 (16.7% of the class)
  Comment: The percentage in Row (11) is calculated assuming 17,478,452 shares of Class A common stock outstanding plus 3,514,041 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020, LP.
- Cynosure Partners 2020 PV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 260,660; sole dispositive power 0; shared dispositive power 260,660; aggregate amount beneficially owned 260,660 (1.5% of the class)
  Comment: The percentage in Row (11) is calculated assuming 17,478,452 shares of Class A common stock outstanding plus 260,660 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 PV, LP.
- Cynosure Partners 2020 Co-investment, LLC (for and on behalf of Series A members): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 660,106; sole dispositive power 0; shared dispositive power 660,106; aggregate amount beneficially owned 660,106 (3.6% of the class)
  Comment: The percentage in Row (11) is calculated assuming 17,478,452 shares of Class A common stock outstanding plus 660,106 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC for and on behalf of Series A members.
- Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,247,093; sole dispositive power 0; shared dispositive power 1,247,093; aggregate amount beneficially owned 1,247,093 (6.7% of the class)
  Comment: The percentage in Row (11) is calculated assuming 17,478,452 shares of Class A common stock outstanding plus 1,247,093 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC for and on behalf of Series B members.
- Cynosure Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,190,692; sole dispositive power 0; shared dispositive power 2,190,692; aggregate amount beneficially owned 2,190,692 (11.1% of the class)
  Comment: The percentage in Row (11) is calculated assuming 17,478,452 shares of Class A common stock outstanding plus 2,190,692 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners III, LP.
- Cynosure Partners III Offshore, LP: type of reporting person: partnership (PN); citizenship or place of organization: Utah (UT); sole voting power 0; shared voting power 316,012; sole dispositive power 0; shared dispositive power 316,012; aggregate amount beneficially owned 316,012 (1.8% of the class)
  Comment: The percentage in Row (11) is calculated assuming 17,478,452 shares of Class A common stock outstanding.

## Item 1. Issuer
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. BAHIA DRIVE, SUITE 101, SCOTTSDALE, ARIZONA, 85260.

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) The Cynosure Group, LLC
(ii) Cynosure Partners 2020, LP
(iii) Cynosure Partners 2020 PV, LP
(iv) Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members)
(v) Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members)
(vi) Cynosure Partners III, LP
(vii) Cynosure Partners III Offshore, LP
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person:

111 S. Main Street, Suite 2350, Salt Lake City, UT 84111
Citizenship: See responses to Item 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each of the cover pages.
The Class A and Class B shares reported herein are held by Cynosure Partners III Offshore, LP, Cynosure Partners 2020, LP, Cynosure Partners 2020 PV, LP, Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members), Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members),and Cynosure Partners III, LP. The Cynosure Group, LLC, is the manager for, and has sole voting and investment power with respect to, the shares of Class A and Class B common stock held by the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the securities of the Issuer held directly by any of the other Reporting Persons except to the extent of their pecuniary interest therein.
Percent of class: See responses to Item 11 on each of the cover pages.
Sole power to vote or to direct the vote: See responses to Item 5 on each of the cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on each of the cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each of the cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- Cynosure Group, LLC: Andrew Braithwaite, Authorized Signatory (11/07/2025)
- Cynosure Partners 2020, LP: Andrew Braithwaite, Authorized Signatory (11/07/2025)
- Cynosure Partners 2020 PV, LP: Andrew Braithwaite, Authorized Signatory (11/07/2025)
- Cynosure Partners 2020 Co-investment, LLC (for and on behalf of Series A members): Andrew Braithwaite, Authorized Signatory (11/07/2025)
- Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members): Andrew Braithwaite, Authorized Signatory (11/07/2025)
- Cynosure Partners III, LP: Andrew Braithwaite, Authorized Signatory (11/07/2025)
- Cynosure Partners III Offshore, LP: Andrew Braithwaite, Authorized Signatory (11/07/2025)